UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __ )*

Tekmira Pharmaceuticals Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87911B209

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

_________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87911B209	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS Working Opportunity Fund (EVCC) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See Instructions)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,306,467
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,306,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,467
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           ☒
CERTAIN SHARES (See Instructions)
Reporting Person disclaims beneficial ownership of the 97,953 Common Shares held of record by GrowthWorks Access Fund Limited Partnership.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 87911B209	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Access Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See Instructions)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 97,953
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 97,953
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,953
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           ☒
CERTAIN SHARES (See Instructions)
Reporting Person disclaims beneficial ownership of the 1,306,467 Common Shares held of record by Working Opportunity Fund (EVCC) Ltd.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .9%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87911B209	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See Instructions)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,404,420
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,404,420
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,420
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 87911B209	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Access GP I Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See Instructions)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,404,420
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,404,420
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,420
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 87911B209	13G	Page 6 of 10 Pages

Item 1 (a).                      Name of Issuer:
Tekmira Pharmaceuticals Corporation

Item 1 (b).                      Address of Issuer’s Principal Executive Offices:
100-8900 Glenlyon Parkway
Burnaby, British Columbia
Canada, V5J 5J8

Item 2 (a).                      Name of Persons Filing:
(1)           Working Opportunity Fund (EVCC) Ltd. (“WOF”);
(2)           GrowthWorks Access Fund Limited Partnership (“GWA”);
(3)           GrowthWorks Capital Ltd. (“GrowthWorks”); and
(4)           GrowthWorks Access GP I Ltd. (“GWA GP”).

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (b).                      Address or Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 2600-1055 W. Georgia Street, Vancouver, B.C., Canada V6E 3R5.

Item 2 (c).                      Citizenship:
(1)	WOF is a corporation organized under the laws of the Province of British Columbia;
(2)	GWA is a limited partnership organized under the laws of the Province of British Columbia;
(3)	GrowthWorks is a corporation organized under the laws of Canada;
(4)	GWA GP is a corporation organized under the laws of Canada.

Item 2 (d).                      Title of Class of Securities:
Common Shares, no par value

Item 2 (e).                      CUSIP Number
87911B209

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Filing Person is a: N/A

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP No. 87911B209	13G	Page 7 of 10 Pages

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.                             Ownership:
(a)           Amount Beneficially Owned:
As of December 31, 2010, WOF was the record holder of 1,306,467 Common Shares and GWA was the record holder of 97,953 Common Shares (such Common Shares to be referred to collectively as the “Record Shares”).

By virtue of the affiliate relationship among the Reporting Persons, each may be deemed to own beneficially all of the Record Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership, except any shares or options held directly of record and any shares or options to the extent of any pecuniary interest therein.

(b)           Percent of Class:
(1)           WOF – 12.6%;
(2)           GWA – .9%;
(3)           GrowthWorks – 13.6%; and
(4)           GWA GP – 13.6%.

(c)           Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote:
0 shares for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:
(1)           WOF – 1,306,467 shares;
(2)           GWA – 97,953 shares;

CUSIP No. 87911B209	13G	Page 8 of 10 Pages

(3)           GrowthWorks – 1,404,420 shares; and
(4)           GWA GP – 1,404,420 shares.

(iii)           Sole power to dispose or to direct the disposition of
0 shares for each Reporting Person.

(iv)           Shared power to dispose or to direct the disposition of
(1)           WOF – 1,306,467 shares;
(2)           GWA – 97,953 shares;
(3)           GrowthWorks – 1,404,420 shares; and
(4)           GWA GP – 1,404,420 shares.
Item 5.                            Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.                            Ownership of More than Five Percent On Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.                            Identification and Classification of Members of the Group:
(1)           Working Opportunity Fund (EVCC) Ltd.;
(2)           GrowthWorks Access Fund Limited Partnership;
(3)           GrowthWorks Capital Ltd.; and
(4)           GrowthWorks Access GP I Ltd.

The Reporting Persons expressly disclaim membership in a “group”.

Item 9.                            Notice of Dissolution of Group:
Not applicable.

Item 10.                          Certification:
Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 87911B209	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2011

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:      /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

GROWTHWORKS ACCESS FUND LIMITED PARTNERSHIP
By its general partner, GrowthWorks Access GP I Ltd.

By:      /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

GROWTHWORKS CAPITAL LTD.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO

GROWTHWORKS ACCESS GP I LTD.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO

CUSIP No. 87911B209	13G	Page 10 of 10 Pages

Exhibit

AGREEMENT

The undersigned hereby agree that only one statement containing the information required by this Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tekmira Pharmaceuticals Corporation

EXECUTED on this 14th day of February, 2011.

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:      /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

GROWTHWORKS ACCESS FUND LIMITED PARTNERSHIP
By its general partner, GrowthWorks Access GP I Ltd.

By:      /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

GROWTHWORKS CAPITAL LTD.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO

GROWTHWORKS ACCESS GP I LTD.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO